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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*


                              Nutri/System, Inc.
                              ------------------
                               (Name of Issuer)


                         Common Stock, $.001 par value
                         -----------------------------
                        (Title of Class of Securities)

                                  67069D 10 8
                           ------------------------
                                (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 6 pages

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                                 SCHEDULE 13G

----------------------------                           ----------------------
  CUSIP No.  67069D 10 8                                    Page 2 of 6 Pages
             -----------                                         -    -
----------------------------                           ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Brian D. Haveson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          7,336,500 shares of Common Stock, $.001 par value.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             42,000 shares of Common Stock, $.001 par value.(1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          7,336,500 shares of Common Stock, $.001 par value.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

                          42,000 shares of Common Stock, $.001 par value.(1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      7,378,500 shares of Common Stock, $.001 par value.(1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (See Instructions)

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      25.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12

      IN
------------------------------------------------------------------------------

          (1)  Of the 42,000 shares appearing in items 6 and 8 and included in item 9, 14,000 are owned by Mr. Haveson's wife and 14,000 shares are owned by each of his two daughters. Mr. Haveson disclaims beneficial ownership of the shares held by his wife and daughters.
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CUSIP No. 67069D 10 8                                       Page 3 of 6 Pages
---------------------                                       -----------------

                                 SCHEDULE 13G

          This Schedule 13G is being filed for the year ended December 31, 2000.

Item 1(a).     Name of Issuer.

               Nutri/System, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

               202 Welsh Road, Horsham, PA 19044.


Item 2(a).     Name of Person Filing.

               Brian D. Haveson.

Item 2(b).     Address of Principal Business Office or, If None, Residence.

               202 Welsh Road, Horsham, PA 19044.

Item 2(c).     Citizenship.

               United States of America.

Item 2(d).     Title of Class of Securities.

               Common Stock, $.001 par value ("Common Stock").

Item 2(e).     CUSIP Number.

               67069D 10 8.

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               Not applicable.

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CUSIP No. 67069D 10 8                                       Page 4 of 6 Pages
---------------------                                       -----------------

Item 4.   Ownership.

     (a)  Amount Beneficially Owned:

          As of December 31, 2000, Brian D. Haveson might be deemed to have beneficial ownership of 7,378,500 shares of the Issuer's outstanding shares of Common Stock.

     (b)  Percent of Class:

          As of December 31, 2000, Brian D. Haveson might be deemed to have beneficial ownership of 25.7% of the Issuer's outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                7,336,500 shares of Common Stock.

          (ii)  shared power to vote or to direct the vote:

                42,000 shares of Common Stock. Of these shares 14,000 shares are owned by Mr. Haveson's wife and 14,000 shares are owned by each of his two daughters. Mr. Haveson disclaims beneficial ownership of the shares held by his wife and daughters.

          (iii) sole power to dispose or to direct the disposition of:

                7,336,500 shares of Common Stock, as described under
Item 4(c)(i) above.

          (iv)  shared power to dispose or to direct the disposition of:

                42,000 shares of Common Stock, as described under Item 4(c)(i) above.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

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CUSIP No. 67069D 10 8                                       Page 5 of 6 Pages
---------------------                                       -----------------

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

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CUSIP N0. 67069D 10 8                                       Page 6 of 6 Pages
---------------------                                       -----------------

Signature.
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 1, 2001
----------------
Date


Signature

/s/ Brian D. Haveson
------------------------------
Name/Title
CEO